UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report: May 8, 2018

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048
(Address of principal executive offices)	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The company completed a second Regulation A+ financing round on May 4, 2018, which was qualified by the SEC on September 7, 2017 (File number 024-10718). The company was qualified to sell up to 20,000,000 shares of its Series A-2 Preferred Stock in the offering. As of the final close, the company sold 5,932,732 shares at a price of $0.50 per share, resulting in gross proceeds of $2,966,371.

The offering was conducted through the SeedInvest online investment portal, and sales were executed through SI Securities, LLC (CRD#: 170937). As a part of this offering, the company also paid $222,678 in sales commissions to SI Securities, LLC, which represents 7.5% of the total amount raised. The company also issued to SI Securities, LLC 296,637 warrants with an exercise price of $0.50, representing 5% of the total shares raised in this round.

Professional fees, including legal and accounting services, amounted to approximately $18,000. The resulting net proceeds to the company from the offering is approximately $2,725,893.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ Kevin Morris

Kevin Morris, Chief Financial Officer of
Denim.LA, Inc.
Date: May 8, 2018